Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

January 15, 2015

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ajay Koduri, Senior Counsel

Re:	Ikanos Communications, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 6, 2015

File No. 000-51532

Dear Mr. Koduri:

On behalf of Ikanos Communications, Inc. (“Ikanos” or the “Company”), this letter responds to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on January 12, 2015, wherein the Staff requested an analysis of whether the payment of cash in lieu of fractional shares in connection with a proposed reverse stock split of the Company’s common stock at a ratio of not less than one-for-five shares and not greater than one-for-ten shares (the “Proposed Reverse Stock Split”) has a reasonable likelihood of producing a going private transaction as described in Rule 13e-3 (“Rule 13e-3”) of the Securities Exchange Act of 1934 (the “Exchange Act”).

For the reasons discussed below, the Company does not believe that the payment of cash in lieu of fractional shares in connection with the Proposed Reverse Stock Split will have a reasonable likelihood or the effect of causing either: (1) (x) the Company’s common stock to become eligible for termination of registration under Exchange Act Rule 12g-4 or (y) the Company’s reporting obligations to become eligible for suspension under Exchange Act Rule 12h-3; or (2) the Company’s common stock to be delisted from The NASDAQ Capital Market (“NASDAQ”). As the Company is not a foreign private issuer, Exchange Act Rule 12h-6 is inapplicable.

Securities and Exchange Commission

January 15, 2015

The Company had total assets on the last day of each of fiscal years 2011, 2012 and 2013 of $77.6 million, $73.8 million and $72.0 million, respectively. As of January 6, 2015, the record date (the “Record Date”) for the special meeting to approve the Proposed Reverse Stock Split, the Company believes there were more than 330 record holders of its common stock for purposes of Section 12(g) of the Exchange Act. The Company believes that, as of the Record Date, there were nine registered holders who each held less than 10 shares of the Company’s common stock. Thus, assuming the maximum reverse stock split ratio of one-for-ten is effected, the number of record holders as of the Record Date would be reduced by no more than nine as a result of the payment of cash in lieu of fractional shares, and would remain above 300.

While the number of record holders as of the effective time of the Proposed Reverse Stock Split is currently unknown, the Company advises the Staff that it intends to disclose in the definitive proxy statement that the Company reserves the right to issue to some stockholders fractional shares or a nominal number of additional shares if, in its reasonable judgment, the payment of cash in lieu of fractional shares following the Proposed Reverse Stock Split may result in fewer than 300 record holders.

In order to maintain continued listing on NASDAQ, the Company’s common stock must be held by at least 300 “public holders.” NASDAQ rules define a public holder to include both beneficial holders and holders of record, but to exclude any holder who is, either directly or indirectly, an executive officer, director or the beneficial holder of more than 10% of the total outstanding shares of the Company’s common stock. The Company believes its common stock is held by more than 3,000 public holders, and that no more than 100 holders each hold less than 10 shares. While the number of public holders at the effective time of the Proposed Reverse Stock Split is not known at this time, based on the above numbers, after giving effect to the payment of cash in lieu of fractional shares following the Proposed Reverse Stock Split, the Company believes it will have more than the 300 public holders required for continued listing on NASDAQ.

The Company advises the Staff that the Company does not intend for the Proposed Reverse Stock Split to produce, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3. As requested by the Staff, the definitive proxy statement will state that the Company does not intend to effect a going private transaction as a result of the Proposed Reverse Stock Split.

Securities and Exchange Commission

January 15, 2015

Should you have any questions concerning the Company’s response to the comment received from the Staff, please call the undersigned at (650) 233-4670 or contact me via email at gabriella.lombardi@pillsburylaw.com.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Dennis A. Bencala

Andrew Hughes